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Exhibit 99(e)(8)

EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT, made as of the 1st day of September, 2001 by and between THE WISER OIL COMPANY OF CANADA, a Canadian corporation (the "Company"), and Eric G. Panchy, 104 Strathridge Place S.W., Calgary, Alberta T3H 4J1, ("Employee").

WITNESSETH:

        WHEREAS, the Company is an independent non-integrated company engaged in exploration, development, production and acquisition of crude oil and natural gas reserves in Canada and is a wholly-owned subsidiary of The Wiser Oil Company (the "Parent Company") a Delaware corporation operating in the United States;

        WHEREAS, Employee poses valuable knowledge and skills that will contribute to the successful operation of the Company's business; and

        WHEREAS, the Company desires to procure the service of Employee, and Employee hereby agrees to be employed by the Company, upon the terms and subject to the conditions hereinafter set forth;

        NOW, THEREFORE, intending to be legally bound, the Company agrees to employ Employee, and Employee hereby agrees to be employed by the Company, upon the following terms and conditions:

ARTICLE 1
EMPLOYMENT

        1.01    Office.    Employee is here by employed as Vice President of Exploration of the Company and in such capacity shall use his best energies and abilities in the performance of his duties hereunder and in the performance of such other duties as may be assigned to him from time to time by the Board of Directors of the Company (the "Board") and the Chief Executive Officer of the Company.

        1.02    Term.    Subject to the terms and provisions of Article 2 hereof, Employee shall be employed by the Company for a period of one year, commencing on the date of this Employment Agreement.

        The Company may, at its sole discretion, offer to renew or extend this Agreement for a further one-year term at such terms and conditions as may be agreed upon by the parties. The Company agrees that notice of intention to renew shall be given to Employee at least 3 months prior to the end of the term.

        1.03    Base Salary.    During the terms of Employee's employment hereunder, compensation shall be paid to Employee by the Company at the rate of $165,000 (CD) per annum (the "Base Salary"), payable biweekly. The Board may increase the rate of compensation to be paid to Employee at any time based upon Employee's contribution to the success of the Company and on such other factors as the Board shall deem appropriate.

        1.04    Employee Benefits.    At all times during the term of Employee's employment hereunder, Employee shall: (a) be covered by such major medical or health benefit plans and pension and other employee benefit plans and other fringe benefits as are available generally to the other executive employees of the Company; (b) receive reimbursement for all properly substantiated business expenses; (c) be entitled to 4 weeks paid vacation and such holidays and sick days as are available to other executive employees of the Company; and (d) be entitled to participate in the Company stock option plan. The compensation provided to Employee hereunder shall not affect his right to participate in the pension plan, the savings plan, and similar plans or any other employee benefit plans of the Company if under the terms thereof Employee could be eligible without regard to this Agreement.

        1.05    Certain Additional Payments by the Company.    Anything in this Agreement to the contrary notwithstanding, if it shall be determined that any payment or distribution by the Company to or for the benefit of Employee (whether paid or payable or distributed or distributed or distributable pursuant to the terms of this Agreement or otherwise) but determined without regard to any additional payments required pursuant to this Section 1.05 (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, or under the excise tax act of Canada or any similar plan, as amended (the "Code"), or any interest or penalties are incurred by Employee with respect to such excise tax (such excise tax, including the Canadian equivalent thereof, together with any such interest and penalties, hereinafter collectively referred to as the "Excise Tax"), then Employee shall be entitled to receive an additional payment from the Company (a "Gross-Up Payment") in an amount such that after payment by Employee of all taxes (including any interest or penalties with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Employee retains an amount of Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

ARTICLE 2
TERMINATION

        2.01    Illness, Disability.    If during the term of Employee's employment hereunder Employee shall be prevented, in the Company's judgement, from effectively performing all his duties hereunder by reason of illness or disability, then the Company may on 90 days' written notice terminate Employee's employment hereunder. Upon delivery to Employee of such notice, together with payment of any salary accrued under Article 1.03 hereof, Employee's employment and all obligations of the Company under Article 1 hereof, shall forthwith terminate.

        2.02    Death.    If Employee dies during the term of his employment hereunder, Employee's employment hereunder shall terminate and all obligations of the Company hereunder, other than any obligations with respect to the payment of accrued and unpaid salary under Article 1.03 and accrued and unpaid employee benefits under Article 1.04 hereof, shall terminate.

        2.03    Company Termination for Cause.    If the Company determines that Employee has repeatedly failed to perform his duties hereunder after written notice of such failure from the Company to Employee, has committed a violation of any of the agreements, covenants, terms or conditions hereunder or has engaged in conduct which has injured or would injure the business or reputation of the Company or otherwise adversely affect its interests or committed acts or omissions which would be considered cause at law, then, and in such event, the Company may, upon immediate written notice to Employee, terminate Employee's employment hereunder. Upon such termination, Employee shall be entitled to any salary accrued under Article 1.03 and any employee benefits accrued under Article 1.04 hereof to date of termination of employment and any of the Company's obligations under Article 1 or otherwise shall forthwith terminate.

        2.04    Company Termination Without Cause.    The Company may terminate the employment of Employee and this Agreement, without cause, by providing Employee with written notice of the termination of this Agreement and the employment to Employee. Upon provision of the written notice, Employee is entitled to receive two year's Base Salary plus compensation for the loss of two year of benefits from the date of the written notice of termination together with the "gross-up" payment referred to in Section 1.05. Upon payment of these amounts, the Company will have no further obligations hereunder to Employee and will have complied with its statutory obligations under the Employment Standards Code.

        2.05    Change in Control.    (a) If Employee's employment with the Company is terminated by the Company or by Employee for any reason other than illness, disability or death of Employee within twelve months following a Change in Control of the Company or the Parent Company, Employee shall be paid, within 30 days following such termination, an amount in cash equal to the sum of

(i) Employee's Base Salary of at the time of his termination of employment multiplied by two, (ii) the amount equal to the premium cost of other amount paid by the Company during the one-year period preceding Employee's termination of employment to provide Employee with (a) life, health, disability insurance benefits, and (b) the use of an automobile for such year, and (iii) the amount of the additional payment, if any, determined pursuant to Section 1.05. If Employee's employment with the Company is terminated under circumstances in which the provisions of this Section 2.05(a) and Section 2.04 are applicable, the provision of this Section 2.05(a) shall control with respect to the amounts payable to Employee as a result of such termination.

  (a)
  For purposes of this Article 2.05, the following terms shall have the following meanings:

  (1)
  The term "Person" shall have the meaning as ascribed thereto in Section 1(n) of the Business Corporation Act (Alberta) as may be amended from time to time (the "BCA").

  (2)
  "Beneficial Ownership" shall have the meaning as ascribed thereto in Section 1(d.1) of the BCA

  (3)
  "Voting Shares" shall mean all securities of a Company or Parent Company entitling the holders thereof to vote in an annual election of Directors (without consideration of the fights of any class of stock other than the Common Stock to elect Directors by a separate class vote); and a specified percentage of "Voting Power" of a Company or Parent Company shall mean such number of the Voting Shares as shall enable the holders thereof to cast such percentage of all the votes which could be cast in an annual election of directors (without consideration of the fights of any class of stock other than the Common Stock to elect Directors by a separate class vote).

  (4)
  "Tender Offer" shall mean a tender offer or exchange offer to acquire securities of the Company and or Parent Company (other than such an offer made by the Company or any subsidiary), whether or not such offer is approved by or opposed by the Board.

  (5)
  "Change in Control" shall mean the date upon which any of the following events occurs:

  (A)
  The Company acquires actual knowledge that any Person other than the Company, a subsidiary or any employee benefit plan(s) sponsored by the Company has acquired the Beneficial Ownership, directly or indirectly, of securities of the Company, Parent Company, subsidiary or affiliate of the Parent Company entitling such Person to 25% or more of the Voting Power of the Company or Parent Company, subsidiary or affiliate of the Parent Company.

  (B)
  A Tender Offer is made to acquire securities of the Company or Parent Company pursuant to which the holders of voting shares equal to 50% or more of the Voting Power of the Company or Parent Company tender their securities for purchase, or Voting Shares are first purchased pursuant to any other Tender Offer;

  (C)
  At any time less than 60% of the members of the Board shall be individuals who were either (i) Directors on the effective date of this Agreement or (ii) individuals whose election or nomination for election, was approved by a vote (including a vote approving a merger or other agreement providing the membership of such individuals on the Board) of a least two-thirds of the Directors then still in office who were Directors on the effective date of this Agreement or who were so approved;

  (D)
  The stockholders of the Company or Parent Company shall approve an agreement or plan (a "Reorganization Agreement") providing for the Company or Parent Company to be merged, consolidated or otherwise combined with, or for all or substantially all its assets or stock to be acquired by, another corporation, as a consequence of which the former stockholders of the Company or Parent Company will own, immediately after such merger, consolidation, combination, or acquisition, less than a majority of the Voting Power of such surviving or acquiring corporation or the parent thereof; or

      (E)
      The stockholders of the Company or Parent Company shall approve any liquidation of all or substantially all of the assets of the Company or Parent Company or any distribution to security holders of assets of the Company or Parent Company having a value equal to 30% or more of the total value of all the assets of the Company or Parent Company.

  (b)
  The Company agrees to pay the fees and expenses of counsel for Employee incurred by Employee arising in connection with Employee's enforcement or preservation of his right to collect the Change in Control payment described in Article 2.05.

        2.06    Employee Benefits.    Termination of Employee's employment as provided in this Article shall not affect Employee's rights and Employee benefit plans of the Company if under the terms thereof Employee could be eligible without regard to this Agreement.

        2.07    Employee Termination.    Employee may terminate his employment and this Agreement by providing the Company with 14 days written notice of termination.

ARTICLE 3
EMPLOYEE'S CONVENANTS AND AGREEMENTS

        3.01    Non-Disclosure of Confidential Information.    Employee agrees to hold and safeguard Confidential Information in trust for the Company, its successors and assigns and agrees that he shall not, without the prior written consent of the Company, misappropriate or disclose or make available to anyone for use outside the Company's organization at any time, either during his employment with the Company or subsequent to the termination of his employment with the Company for any reason, including without limitation termination by the Company for cause, and of the Confidential Information, whether or not developed by Employee, except as required in the performance of Employee's duties to the Company or as otherwise required by order of Court. "Confidential Information" as used herein includes information concerning the Company's revenues, volume, business methods, proposals, identity of customers and prospective customers, amount or kind of customer's purchase from the Company, location or reserves and information concerning geology, the Company sources of supply, vendors of equipment and material, the Company's computer programs, system documentation, special hardware, product hardware, related software development, the Company's manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions or other confidential or proprietary information belonging to the Company or relating to the Company affairs.

        3.02    Duties.    Employee agrees to be a loyal employee of the Company. Employee agrees to devote his best efforts full time (subject to the right to receive vacations and subject to absences on account of temporary illnesses as provided herein) to the performance of his duties for the Company, to give proper time and attention to furthering the Company's business, and to comply with all rules, regulations and instruments established or issued by the Company. Employee further agrees that during the term of this Agreement, Employee shall not, directly or indirectly, engage in any business or activity which would detract from Employee's ability to apply his best efforts to the performance of his duties hereunder. Employee also agrees that he shall not usurp any corporate opportunities of the Company. Employee agrees that during Employee's employment hereunder he shall not acquire for his own benefit, any oil and gas royalties or working interests.

        3.03    Return of Materials.    Upon the termination of Employee's employment with the Company for any reason, including without limitation termination by the Company for cause, Employee shall promptly deliver to the Company all correspondence, drawings, blueprints, manuals, letters, memoranda, notes, notebooks, records, reports, flowcharts, programs, proposals and any documents concerning the Company's customers or concerning products or processes used by the Company and, without limiting the foregoing, will promptly deliver to the Company any and all other documents or materials containing or constituting Confidential Information.

        3.04    Non-Solicitation of Employees.    Employee agrees that, during his employment with the Company and for 2 years following termination of Employee's employment with the Company, including without limitation termination by the Company for cause, Employee shall not, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employee of the Company to leave the Company for any reason whatsoever, or hire any employee of the Company.

ARTICLE 4
MISCELLANEOUS

        4.01    Authorization to Modify Restrictions.    It is the intention of the parties that the provisions of Article 3 hereof shall be enforceable to the fullest extent permissible under applicable law, but that the unenforceability (or modification to conform to such law) of any provision or provisions hereof shall not render unenforceable, or impair, the remainder thereof. If any provision or provisions hereof shall be deemed invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offering provision or provisions and to alter the bounds thereof in order to render it valid and enforceable.

        4.02    Tolling Period.    The non-solicitation obligation contained in Article 3 hereof shall be extended by the length of time during which Employee shall have been in breach of any of the provisions of such Article 3.

        4.03    Entire Agreement.    This Agreement represents the entire agreement of the parties and may be amended only in writing signed by each of them.

        4.04    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

        4.05    Agreement Binding.    The obligations of employee under this Agreement shall continue after the termination of his employment with the Company for any reason, and shall be binding on his heirs, executors, legal representatives and assigns and shall inure to the benefit of any successors and assigns of the Company.

        4.06    Counterparts, Section Headings.    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

        4.07    Waiver.    The failure of either party at any time or times to require performance of any provisions hereof shall in no manner affect the right at a later time to enforce such provisions thereafter. No waiver by either party of the breach or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach or waiver of the breach of any other term or covenant contained in this Agreement.

        4.08    Notice.    All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage paid:

  (a)
  If to the Company:

    The Wiser Oil Company of Canada
    Suite 2550, 645 - 7 Avenue S.W.
    Calgary, Alberta T2P 4G8

  (b)
  If to Employee:

    Eric G. Panchy
    104 Strathridge Place S.W.
    Calgary, Alberta T2H 4J1

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed as of the day and year first above written.

/s/ LINDA LOCKWOOD Witness	/s/ ERIC G. PANCHY Eric G. Panchy
THE WISER OIL COMPANY OF CANADA
/s/ A. W. RITTER President

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

        THAT EMPLOYMENT AGREEMENT ("Agreement") made as of September 1, 2001 between THE WISER OIL COMPANY OF CANADA, a Canadian Corporation and ERIC G. PANCHY is hereby amended so that Article 1, Section 1.02, shall read as follows:

          1.02    Term.    Subject to the terms and provisions of Article 2 hereof, Employee's employment hereunder shall be extended and shall continue through the close of business on September 1, 2003 unless by subsequent agreement of the parties hereto.

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Agreement or caused to be executed as of June 25, 2002.

/s/ ERIC G. PANCHY Eric G. Panchy
THE WISER OIL COMPANY OF CANADA
By:	/s/ A.W. RITTER
Title: President

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

        THAT EMPLOYMENT AGREEMENT ("Agreement") made as of September 1, 2001 between THE WISER OIL COMPANY OF CANADA, a Canadian Corporation and ERIC G. PANCHY is hereby amended so that Article I, Section 1.02, shall read as follows:

          1.02    Term.    Subject to the terms and provisions of Article 2 hereof, Employee's employment hereunder shall be extended and shall continue through the close of business on September 1, 2004 unless by subsequent agreement of the parties hereto.

        IN WITNESS WHEREOF, the parties hereto have extended this Amendment to Agreement or caused to be executed as of June 27, 2003.

/s/ ERIC G. PANCHY Eric G. Panchy
/s/ A.W. RITTER A.W. Ritter Title: President

December 18, 2003

Mr. Eric G. Panchy
104 Strathridge Place S. W.
Calgary, AB T3H 4J1

Dear Eric:

        I have been remiss in not writing to congratulate you on your promotion this summer and wanted to write and set forth the revised terms of your employment that I believe have been agreed to.

1.	Title:	President, Wiser Oil Company of Canada
2.	Direct Report:	CEO, The Wiser Oil Company
3.	Start Date:	July 16, 2003
4.	Salary:	$225,000 CDN per annum
5.	Vacation Entitlement:	4 weeks per annum
6.	Parking Allowance:	$300.00 per month—your parking will be paid on your behalf by the Company, but is a taxable benefit to you at year-end payroll.
7.	Car Lease Allowance:	$1,000 CDN per month with full insurance coverage
8.	Benefits:	Alberta Health Care Insurance Premiums will be paid on your behalf by the Company, but is a taxable benefit to you.

Great West Life Benefits Package includes the following: Prescription Coverage, Short-Term and Long-Term Disability, Dental ($25.00 deductible per year for each individual covered, $50.00 per family), Medical and Life Insurance benefits (taxable benefit). For income tax purposes, the employee pays for Long and Short-Term Disability Plans.

Critical Illness Insurance is a lump sum benefit of $25,000.00 payable directly to an employee who is diagnosed with a major illness or injury. Premiums will be paid on your behalf by the Company, but is a taxable benefit to you.

You may participate in the Company Group RRSP and Pension Plan effective immediately. The Company will invest a base of 2% in the DCPP, additionally matching the employee RRSP contribution to a maximum Company contribution of 6%.

        I believe that these changes to your employment status can be accommodated under the language of your existing employment agreement, and that the employment agreement will remain in full force and effect subject to the changes itemized above. Again, congratulations. If you have any questions, please do not hesitate to give me a call.

Yours truly,

THE WISER OIL COMPANY
/s/ GEORGE K. HICKOX, JR. George K. Hickox, Jr. Chief Executive Officer

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  Exhibit 99(e)(8)
FIRST AMENDMENT TO EMPLOYMENT AGREEMENT
FIRST AMENDMENT TO EMPLOYMENT AGREEMENT